December 20, 2023

Securities and Exchange Commission

Division of Corporation Finance

Attention: Shannon Davis and Amit Pande

RE:CrossFirst Bankshares, Inc.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

File No. 001-39028

Ladies and Gentlemen:

On behalf of CrossFirst Bankshares, Inc. (the “Company”), please accept this letter as the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘SEC”) set forth in its letter dated December 8, 2023 (the “Comment Letter”), regarding the Company’s Form 10-Q for the Fiscal Quarter Ended September 20, 2023 (the “Q3 Form 10-Q”).

For your convenience, each comment from the Comment Letter is restated below prior to the response to such comment. Page and caption references in the text of this letter correspond to pages and captions in the Q3 Form 10-Q unless otherwise indicated. All capitalized terms used but not defined in this letter have the meaning ascribed to such terms in the Q3 Form 10-Q.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 65

1.	We note the tabular disclosure on page 65 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

Thank you for your comment. We respectfully note that the Company publicly disclosed the disaggregated composition of its CRE portfolio by borrower type and geographic concentration in its annual report on Form 10-K for the period ended December 31, 2022 (“2022 Form 10-K”) on page 43, as well as the disaggregation by borrower type in each of its earnings presentations furnished as Exhibits 99.2 to the current reports on Form 8-K filed with the SEC on January 23, 2023, April 17, 2023, July 17, 2023 and October 16, 2023. In response to the Staff’s comment, the Company will disclose in future quarterly reports on Form 10-Q a disaggregation of the composition of its CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.) and by geography in similar detail to the information provided in the 2022 Form 10-K and above-mentioned Form 8-Ks.

In addition, the Company will add the following disclosure in future filings with respect to risk management policies and procedures around its CRE loan portfolio:

“Management regularly monitors the credit risk of the CRE portfolio, including periodic portfolio reviews of all outstanding credits, sensitivity testing of the impacts of the current interest rate environment on borrower financial condition and overall credit risk profile. In addition, management engages third-party specialists to review the loan portfolio on a regular basis. Management actively monitors credit risk including oversight of credit and lending strategies, exposures and objectives of the Company. Management’s monitoring activities are reviewed by the Risk Committee of the Board of Directors of the Company on a regular basis.”

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 72

2.	We refer you to the discussion regarding internal policies for interest rate risk on page 52 of the Form 10-K for the fiscal year ended December 31, 2022. You disclose what appear to be established limits for net interest income at risk for the subsequent one-year period of, for example, 10% for a 200 basis point shift and 15% for a 300 basis point shift under an instantaneous parallel shift of the yield curve. Based on the disclosure on page 72 of the Form 10-Q for the quarter ended September 30, 2023, it appears that the company was outside established policy limits. We also note the statement on page 72 that you are monitoring interest rate sensitivity closely due to a significant amount of loans repricing within the twelve-month period following September 2023, and $5.3 billion of interest bearing liabilities that mature or reprice over the same twelve-month period. You also state in recent quarterly reports that you are reviewing additional options to manage the statement of financial condition sensitivity based on the interest rate environment and anticipated composition of assets and liabilities. Please revise future filings to provide a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify the Board-approved limits and, with a view to disclosure, advise us of the extent to which the ALCO has approved risk profiles that do not conform to management and Board risk policies. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.

Response:

Thank you for your comment. We have divided this response into two sections: (a) the first section addresses the initial portion of the comment relating to disclosure on page 52 of the Company’s 2022 Form 10-K and page 72 of the Company’s Q3 Form 10-Q, and (b) the second section addresses the portion of the comment relating to the Company statements in recent quarterly reports that it is reviewing additional options to manage the statement of financial condition sensitivity based on the interest rate environment and anticipated composition of assets and liabilities.

(a)	First Section of Response

The Staff is correct that the Company’s 2022 Form 10-K discloses the limits related to net interest income as set forth in its interest rate risk policy. We respectfully note that the Company’s 2022 Form 10-K does not, however, disclose the fair value of equity limits, which is what is referred to on page 72 of the Form 10-Q. The Company was not outside of the established fair value of equity policy limits as of September 30, 2023. In response to the Staff’s comment, the Company will expand the disclosure in future annual reports on Form 10-K filings as follows:

“Our policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 5% for a -100 basis point shift, 10% for a -200 basis point shift, 15% for a -300 basis point shift, 5% for a 100 basis point shift, 10% for a 200 basis point shift, and 15% for a 300 basis point shift.  The policy further specifies that for instantaneous parallel shifts of the yield curve, estimated fair value of equity should not decline by more than 10% for a -100 basis point shift, 20% for a -200 basis point shift, 30% for a -300 basis point shift, 10% for a 100 basis point shift, 20% for a 200 basis point shift and 30% for a 300 basis point shift.”

(b)	Second Section of Response:

We respectfully note that page 72 of the Company’s Q3 Form 10-Q includes the following disclosure: “The ALCO’s primary tools to change the interest rate risk position are: (i) investment portfolio duration; (ii) deposit and borrowing mix; and (iii) on-balance sheet derivatives.” The reference to “additional options to manage the statement of financial condition sensitivity based on the interest rate environment and anticipated composition of assets and liabilities” is primarily referring to the use of on-balance sheet derivatives. In response to the Staff’s comment, the Company will add disclosure in future filings that describes the types of derivatives the Company can enter into, any new on-balance sheet derivatives during the reporting period and the purpose of new and existing on-balance sheet derivatives utilized to manage interest rate risk. The Company will also add a reference within Management’s Discussion and Analysis of Financial Condition and Results of Operations to the footnote disclosure relating to derivatives, which contains information on all outstanding derivative contracts as of the reporting date. The Company will also add more specific disclosures around our strategies for managing the statement of financial condition sensitivity, including actions we have taken or may take in the future with derivatives, duration and composition of the investment portfolio, loan portfolio, deposit accounts and borrowings.

The Company has not been and is not currently outside established policy limits, nor has the Company changed policy limits due to the current economic environment. Additionally, ALCO does not have any risk profiles that do not conform to management and Board risk policies. If there are any future material changes to risk profiles differing from management or Board-approved risk policies, material changes in ALCO policy limits or material instances of non-compliance with ALCO policy with respect to interest rate simulations, the Company will make disclosure with respect to these events in future filings.

If you have any additional questions or comments regarding these matters, please contact the undersigned or Amy Abrams, our General Counsel, at (913) 901-4516.

Sincerely,

/s/Benjamin Clouse

Benjamin Clouse

Chief Financial Officer

cc: Lyle Alexander, FORVIS, LLP